UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

ZAPNAPS, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

98913H102

(CUSIP Number)

David Lu	Robert Newman, Esq.
No. 8 Mingshui Road	The Newman Law Firm PLLC
Changchun, Jilin Province, China 130000	44 Wall Street, 20th Floor
(86) 431-8885-7725	New York, NY 10005
(212) 248-1001
(Name, Address and Telephone Number of Persons Authorized to
 Receive Notices and Communications)

May 7, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98913H102	13D	Page 2 of 5

1	Names of Reporting Persons. David Lu
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,000,000
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 10,000,000
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 94.78%(1)
14	Type of Reporting Person IN

1. Based on 10,550,000 shares of common stock, par value $0.001, outstanding as of January 31, 2010, as set forth by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2010.

CUSIP No. 98913H102	13D	Page 3 of 5

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of ZapNaps, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is:  No. 8 Mingshui Road, Changchun, Jilin Province, China 130000.

Item 2.  Identity and Background

(a)	This statement is being filed by David Lu (the “Reporting Person”).

(b)	The business address of the Reporting Person is: No. 8 Mingshui Road, Changchun, Jilin Province, China 130000

(c)	The Reporting Person is a business consultant and the President and sole director of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

In accordance with the terms and provisions of an agreement for the sale and purchase of securities of the Issuer (the “Agreement”), the Reporting Person acquired 10,000,000 shares of Common Stock on May 7, 2010, from Ms. Peggy Lalor, the Issuer’s prior President and sole director, in a private transaction intended to be exempt from registration under the Securities Act of 1933, as amended, for an aggregate consideration of $40,000. The source of funds used by the Reporting Person was personal funds.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares of Common Stock as described in Item 3 for investment purposes. The Reporting Person may acquire or dispose of securities of the Issuer from time to time, both from private transactions and public markets, subject to and depending upon prevailing market conditions for such securities. The Reporting Person has no current plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	See Items 11 and 13 of the cover page to this Schedule 13D for the aggregate number and percentage of Common Stock beneficially owned by the Reporting Person.

(b)
See Items 7 through 10 of the cover page to this Schedule 13D for the number of shares of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition.

(c)
As of the filing of this Schedule 13D, and within the sixty day period prior thereto, the Reporting Person has not engaged in any transaction involving the Common Stock of the Issuer other than as disclosed in Items 3 and 4 of this Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities,  finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person has not pledged any securities of the Issuer nor does the Reporting Person hold any securities of the Issuer subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

CUSIP No. 98913H102	13D	Page 4 of 5

Item 7.  Material to be Filed as Exhibits

Exhibit	Description

Exhibit A	Majority Stock Purchase Agreement, dated May 7, 2010, between Peggy Lalor and David Lu

CUSIP No. 98913H102	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2010	By:	/s/ David Lu
	Name:	David Lu

Exhibit A

MAJORITY STOCK PURCHASE AGREEMENT

MAJORITY STOCK PURCHASE AGREEMENT, dated as of May 7, 2010 (this "Agreement"), by and between  Peggy Lalor   (“Majority Stockholder”), residing at #80-2256 29th St  NE Calgary, AB Canada T1Y 7G4, and David Lu (“Purchaser”) residing at No 8 Ming Shui Road, Chang Chun, Ji Lin Province, Peoples Republic of China.

WITNESSETH:

WHEREAS, Majority Stockholder is the owner of 10,000,000 shares of common stock, par value $.001 per share (the “Shares”), of Zap Naps, Inc. (“ Company”), a Nevada corporation with its principal executive office located at 112 North Curry Street, Carson City, Nevada  89703 and

WHEREAS, Majority Stockholder desires to sell, and Purchaser desires to purchase, all of the Shares on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of premises and the mutual representations, warranties, agreements and indemnities herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby mutually acknowledged, the parties agree as follows:

1.	Purchased Shares

2.
Subject to the terms and conditions herein stated, Majority Stockholder hereby agrees to sell, assign, transfer and deliver to Purchaser on the Closing Date, and Purchaser hereby agrees to purchase from Majority Stockholder on the Closing Date, all right, title and interest of Majority Stockholder in and to the Shares for a total purchase price of $40,000 (the “Purchase Price”).

3.	Payment of Consideration

In furtherance of the consummation of the transactions contemplated hereby, Purchaser shall (a) pay the Purchase Price by wire transferring such amount in immediately available funds to Majority Stockholder’s designated account simultaneously with the execution and delivery of this Agreement, and (b) Majority Stockholder shall deliver (i) the stock certificate(s) representing the Shares, accompanied by instruments of transfer duly executed in blank, medallion guaranteed, simultaneously with the execution and delivery of this Agreement and (ii) all of the books and records of Company.

4.	Closing Date

The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place on or before May 7, 2010 (the “Closing Date”).  Should Purchaser fail to wire transfer or deliver a check in the amount of $40,000 to the Majority Stockholder’s designated accounts by 2:30 pm EDT on said date, this agreement and all related agreements will terminate.

5.	Representations and Warranties

4.1   By Majority Stockholder.  Majority Stockholder represents and warrants as follows and acknowledges that Purchaser is relying upon such representations and warranties in connection with the purchase by Purchaser of the Shares:

a.      The authorized capital stock of Company consists of 75,000,000 shares of common stock and no shares of preferred stock; and of such authorized capital, only 10,550,000 shares of common stock (inclusive of the Shares) have been duly issued and are outstanding and are fully paid and non-assessable;

b.       Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada;

c.      No person, corporation or other entity has any agreement, option or warrant, or any right or privilege (whether by law, pre-emptive or contractual, or whether by means of any exercise, conversion or other right or action) which has the effect of or is capable of becoming an agreement, option or warrant, for the purchase from Company of any securities (including convertible securities) of Company;

d.      All of the Shares are owned by Majority Stockholder as the registered and beneficial owner of record, with good and marketable title thereto, free and clear of all mortgages, liens, charges, security interests, adverse claims, pledges, encumbrances, restrictions and demands whatsoever (other than restrictions imposed by federal or state securities laws);

e.      No person, corporation or other entity (other than Purchaser pursuant to this Agreement) has any agreement, option or warrant, or any right or privilege (whether by law, pre-emptive or contractual, or whether by means of any exercise, conversion or other right or action) which has the effect of or is capable of becoming an agreement, option or warrant, for the purchase of any of the securities of the Company;

f.      Neither Majority Stockholder nor Company is party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, instrument, charter or by-law provision, statute, regulation, order, judgment, decree or law which would be violated, contravened or breached by, or under which any default would occur as a result of, the consummation of the transactions provided for herein;

g.      Majority Stockholder has all requisite power and authority to execute, deliver and perform her obligations under this Agreement; the execution, delivery and performance of this Agreement by Majority Stockholder has been duly authorized by all necessary action on the part of Majority Stockholder; and this Agreement constitutes the legal, valid and binding obligation of Majority Stockholder, enforceable against him in accordance with its terms;

h.      None of the reports, notices, statements and other filings made by Company with the Securities and Exchange Commission (the “SEC Documents”) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements contained therein not misleading.  Nothing has occurred with respect to which the Company would be required to file any current report on Form 8-K other than has already been reported.  The balance sheets and statements of income, changes in financial position and stockholders’ equity contained in any of the SEC Documents have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (and, in the case of unaudited financial information, on a basis consistent with year-end audits); and without limitation of the foregoing,  Company has no liabilities, fixed or contingent, known or unknown, except to the extent reflected in such financial statements or thereafter incurred in the ordinary course of business;

i.      The transfer of the Shares as contemplated herein is not restricted by any State or Federal securities law and such transfer is permitted under Section 4(2) of the Securities Act of 1933, as amended.

j.      Company has not been informed that its shares of common stock fail to qualify or will be delisted from the OTC Bulletin Board. Since October 10, 2007, (i) the business of  Company has been operated in the ordinary course, (ii) there has been no material adverse change in the financial condition, operations or business of  Company from that reflected in the aforesaid financial statements, and  Company has not incurred any material obligation or liability except in the ordinary course of business, and (iii) there has not been any (A) declaration, setting aside the payment of any dividend or other distribution with respect to the capital stock of  Company, (B) direct or indirect redemption, purchase or other acquisition by Company of any of its capital stock, or (C) increase in the rate of salary or compensation paid or payable by Company to Majority Stockholder or any other officer, director or employee of Company.  Company is not in default of any of its obligations (including, but not limited to, all leases to which  Company is a party or by which  Company is bound, whether for realty or personalty);

k.       Company has, to the date hereof, filed all tax returns and paid or made adequate reserve on its books for all taxes, assessments and other impositions as and to the extent required by law;

l.       Company is in compliance in all material respects with all laws, statutes, regulations, rules and ordinances applicable to the conduct of its business, and has in full force and effect all licenses, permits and other authorizations required for the conduct of its business as presently constituted;

m.                  Company does not own any real estate or any interest therein, and Majority Stockholder has previously delivered to Purchaser true and complete copies of all leases respecting real estate to which  Company is a party or by which  Company may be bound;

n.       Company maintains, has in full force and effect, and has paid all premiums in respect of insurance covering its business and assets against such hazards and in such amounts as are normal and customary for similar businesses of similar size in the locality;

o.       Company is not a party to or bound by any collective bargaining agreement, employment agreement, consulting agreement or other commitment for the employment or retention of any person;

p.       Company does not maintain and is not required to make any contributions to any pension, profit-sharing, retirement, deferred compensation or other such plan or arrangement for the benefit of any employee, former employee or other person;

q.      there is no past, pending or threatened litigation, arbitration, administrative proceeding or other legal action or proceeding against or relating to Company’s business or Majority Stockholder;

r.      the Company is in compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder;

s.      The Majority Stockholder shall cooperate with the Company and the Purchaser if such cooperation is reasonable necessary for the Company to draft and file its next quarterly and/or annual reports;

t.      Company has the valid right to utilize all trade names and other intellectual property utilized in its business, and has not received notice of any claimed infringement of such intellectual property with the rights or property of any other person; and

u.      Neither Majority Stockholder nor Company has any knowledge of any fact, event, circumstance or condition that would materially impair  Company’s ability to continue its normal operations as heretofore conducted (other than general, industry-wide conditions);

4.2   By Purchaser. Purchaser represents and warrants as follows and acknowledges that Majority Stockholder is relying upon such representations and warranties in connection with the sale by Majority Stockholder of the Shares:

a.      Purchaser has all requisite power and authority to execute, deliver and perform his obligations under this Agreement; the execution, delivery and performance of this Agreement by Purchaser has been duly authorized by all necessary action on the part of Purchaser; and this Agreement constitute the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms;

b.      Purchaser is not a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, instrument or charter provision, statute, regulation, order, judgment, decree or law which would be violated, contravened or breached by, or under which any default would occur as a result of, the consummation of the transactions provided for herein; and

c.      Purchaser is purchasing the Shares for its own account for investment purposes, and not with a view to the distribution thereof in violation of any applicable securities laws.

5	Survival of Representations and Warranties

5.1   Majority Stockholder. The representations and warranties of Majority Stockholder contained in this Agreement, or any agreement, certificate or other document delivered or given pursuant to this Agreement, shall survive the consummation of the transactions contemplated by this Agreement and, notwithstanding such completion or any investigation made by or on behalf of Purchaser, shall continue in full force and effect for the benefit of Purchaser and any claim in respect thereof shall be made in writing:

a.       with respect to representations and warranties of Majority Stockholder, relating to matters other than tax matters for a period of 18 months after the Closing Date;

b.       with respect to representations and warranties of Majority Stockholder, relating to tax liability or other tax matters, within the period commencing on the Closing Date and expiring on the date on which the last applicable limitation period (without giving effect to any voluntary extension(s) hereafter granted by or on behalf of Company) under any applicable taxation legislation expires with respect to any fiscal year of Company which is relevant in determining any relevant tax liability of Company; and

c.       any claim for Loss or any liability of Company arising from the conduct of the business of Company prior to the Closing Date shall survive the Closing.

5.2   Purchaser. The representations and warranties of Purchaser contained in this Agreement, or any agreement, certificate or other document delivered or given pursuant to this Agreement, shall survive the completion of the transactions contemplated by this Agreement and, notwithstanding such completion or any investigation made by or on behalf of Majority Stockholder, shall continue in full force and effect for the benefit of Majority Stockholder and any claim in respect thereof shall be made in writing for a period of 18 months after the Closing Date.

5.3    General. The provisions of this Section 5 respecting the expiration of claims periods is expressly subject to Section 8.3 hereof.

6	Transfer

6.1   Transfer.  Once $40,000 is received into Majority Stockholder’s designated accounts by wire transfer, this Agreement will operate as an immediate and effective transfer of the shares by Majority Stockholder to Purchaser as of the Closing Date.  The parties agree to do all such other acts and things as may be necessary to give effect to the provisions hereof, and without limiting the generality of the foregoing, to validly and effectively transfer the Shares from Majority Stockholder to Purchaser as at the Closing Date, and to disclose the resulting change in control of Company in a current report on Form 8-K to be filed with the SEC following the Closing.  Once the Purchase Price has been received into to Majority Stockholder’s designated account, this Agreement will constitute, and may be presented to Company and its transfer agent and registrar as, Majority Stockholder’s irrevocable authorization to transfer the record ownership of the Shares to Purchaser on the stock transfer ledger of Company.

7	Additional Agreements

7.1           Majority Stockholder shall resign as the Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and a member of the Board of Directors of Company at the Closing; provided, however, that if the Company determines that Schedule 14 F-1 is required to be filed with the Securities and Exchange Commission (the “SEC”), then she director shall remain and resign effective 10 days after the Company’s Schedule 14 f-1 is filed with the SEC and disseminated to the Company’s shareholders.

7.2           Each of Majority Stockholder and Purchaser shall take or cause to be taken all necessary or desirable actions, steps and corporate proceedings to approve or authorize the transactions contemplated by this Agreement and the execution and delivery of this Agreement and other agreements, understandings and documents contemplated hereby, and shall cause all necessary meetings of directors and stockholders to be held for such purpose.

7.3           Majority Stockholder agrees to assume and be liable for any and all liabilities and obligations of Company, and any of its affiliates of any kind or nature, whether absolute, accrued, contingent or otherwise, or whether due or to become due, arising out of or in connection with the operation of the business of Company prior to the Closing Date and indemnify Company against any Loss (as defined below) in connection therewith including, without limitation, a claim of trademark infringement.

7.4           At the Closing Majority Stockholder shall deliver a schedule of all liabilities as of the Closing Date of the Company together with the name of the creditor and wiring instructions.  Such schedule shall constitute a full and complete list of the Company’s liabilities.  Such liabilities shall be paid out of the Purchase Price at the Closing.

7.5           Majority Stockholder hereby irrevocably appoints Patrick Watson, (the “Agent”) with an address at: 6800 Francis Rd., Richmond, BC V7C1K5 as his/her attorney upon whom may be served any notice, process or pleading any action or proceeding against her arising out of, or in connection with, this Agreement; and Majority Stockholder does hereby consent that any such action may be commenced in any court of competent jurisdiction with venue within the city of New York, New York as so designated by service of process upon the Agent with the same effect as if Majority Stockholder resided in the city of New York, New York and have been served lawfully with process in New York.

7.6           Purchaser hereby irrevocably appoints Robert Newman, Esq., (the “Agent”) 44 Wall Street, 20th Floor, New York, NY 10005 his attorney upon whom may be served any notice, process or pleading any action or proceeding against his arising out of, or in connection with, this Agreement; and Purchaser does hereby consent that any such action may be commenced in any court of competent jurisdiction with venue within the city of New York, New York as so designated by service of process upon the Agent with the same effect as if Purchaser resided in the city of New York, New York and have been served lawfully with process in New York.

7.7           Except for any Form 3, 4 or 5 to be filed on behalf of the Seller, the Purchaser hereby agrees that it shall cause the Company file any and all necessary reports with the SEC, including but not limited to any Schedule 13D or Form 8-K.

8	Indemnification

8.1           Each party hereto agrees to indemnify and hold harmless the other party from and in respect of any cost, claim, loss, damage, liability or expense which such other party may suffer or incur, whether at law or in equity, arising out, resulting from a breach of this Agreement or in connection with the inaccuracy of any representation or warranty contained herein, for the time periods provided in Section 5.1 hereof.

8.2           No claim for indemnification will arise until written notice thereof is given to the party from whom indemnification is sought or claimed (the “Indemnitor”). Such notice shall be sent within a reasonable time following the determination by the party seeking indemnification (the "Indemnitee") that a claim for indemnity may exist. In the event that any legal proceedings shall be instituted or any claim or demand is asserted by any third person in respect of which either party may seek any indemnification from the other party, the Indemnitee shall give or cause to be given to the Indemnitor written notice thereof and the Indemnitor shall have the right, at its option and expense, to be present at the defense of such proceedings, claim or demand, but not to control the defense, negotiation or settlement thereof, which control shall at all times remain with the Indemnitee, unless the Indemnitor irrevocably acknowledges full and complete responsibility for indemnification of the Indemnitee in respect of the subject claim, in which case the Indemnitor may assume such control through counsel of its choice; provided, however, that no settlement shall be entered into without the Indemnitee's prior written consent (which shall not be unreasonably withheld). The parties agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such third party legal proceeding, claim or demand.

8.3           Notwithstanding anything in this Agreement to the contrary, the indemnity provided for in this Section 8 shall apply to any loss, claim, cost, damage, expense or liability, whether or not the actual amount thereof shall have been ascertained prior to the final day upon which a claim for indemnity with respect thereto may be made hereunder in accordance with Section 5 hereof, so long as written notice thereof shall have been given to the party from whom indemnification is sought prior to said date, setting forth specifically and in reasonable detail, so far as is known, the matter as to which indemnification is being sought, but nothing herein shall be construed to require payment of any claim for indemnity until the actual amount payable shall have been finally ascertained.

9	Notices

Notices required or permitted to be given under this Agreement shall be in writing and shall be deemed to be sufficiently given when sent by certified or registered mail or by hand, addressed to the addresses set forth on the first page of this Agreement or to such other address furnished by notice given in accordance with this Section 9. A copy of any notice (which shall not constitute notice) sent to Purchaser shall also be sent to The Newman Law Firm, PLLC, 44 Wall Street, 20th Floor, New York, New York 10005, Attention: Robert Newman, Esq., Managing Member.

10	Governing Law/Venue

This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to principles of conflicts of laws that would result in the application of the substantive laws of another jurisdiction. In the event there is any dispute between the parties as to their rights and obligations under this Agreement, the parties submit to the jurisdiction of any state or federal court sitting in the State and City of New York, and waive any defense of inconvenient forum to the maintenance of any action so brought.

11	Entire Agreement

This Agreement constitutes the entire agreement between the parties relating to the subject matter hereof. There are no verbal statements, representations, warranties, undertakings or agreements between the parties. This agreement may be amended only by an instrument in writing signed by both parties.

12	Assignment

Neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the prior written consent of the other party, which consent may be withheld in either party's sole and absolute discretion, except that Purchaser may assign its rights hereunder to Company without Majority Stockholder’s consent.

13	Binding Effect

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement may be executed in counterparts.

[Signature Page Follows]

Signature Page: Majority Stock Purchase Agreement

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

MAJORITY STOCKHOLDER

/s/ Peggy Lalor
Name: Peggy Lalor

PURCHASER

/s/ David Lu
Name: David Lu